Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERIFICATE OF INCORPORATION

OF

GENESIS PHARMACEUTICALS ENTERPRISES, INC.

Genesis Pharmaceuticals Enterprises, Inc., a corporation organized and existing under the laws of the State of Florid does hereby certify as follows:

1. The name of the corporation is Genesis Pharmaceuticals Enterprises, Inc. (the “Corporation”):

2. The certificate of incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article IV:

“The maximum number of shares of stock that this Corporation shall be authorized to issue and have outstanding at any one time shall be: 900,000,000 shares of Common Stock, $.001 par value per share and 20,000,000 shares of Preferred Stock, par value $.001 per share. Series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations, restrictions thereof and shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.”

The amendment of the certificate of incorporation of the Corporation herein certified was duly adopted, pursuant to the provisions of Section 607.1002 of the Florida Business Corporation Act, by at least a majority of the directors who have been elected and qualified and by approval of the shareholders as of June 3, 2008.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its Chief Executive Officer on this 3rd day of June 2008.

GENESIS PHARMACEUTICALS ENTERPRISES, INC.

By:	/s/ Cao Wubo

Name: Cao Wubo

Title: Chief Executive Officer